

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 1, 2016

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

      Re: Nuveen Unit Investment Trust, Series 146
         File No. 333-211772

Dear Mr. Warren:

      On June 2, 2016, you filed a registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 146, consisting of a unit investment trust, the Nuveen 2016 Mid-Year Equity Outlook Portfolio (the "Trust"). We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Prospectus

Principal Investment Strategy

1. In the first sentence of this section, please revise the term "net assets" to "assets," or alternatively, to "net assets, plus the amount of any borrowings for investment purposes." See Rules 35d-1(a)(2)(i) and 35d-1(d)(2) under the Investment Company Act of 1940.

Selection of Portfolio Securities (pp. 2-3)

2. Please disclose at what point in the security selection process the consultant "take[s] into account … the themes expressed in Bob Doll's 2016 Ten Predictions," and what exactly that means. Consider providing examples.

3. Given your statement that "[t]he security selection process for the Trust begins by identifying an initial universe of securities from the Russell 1000 Index …[which] consists of approximately 1000 U.S. equity securities," it is unclear how the Trust may invest in securities of non-U.S. issuers and issuers located in emerging markets. Please reconcile.

4. Please disclose the capitalization range of the Russell 1000 Index as of the most recent recapitalization date.

5. The third paragraph states that "the group of securities that are eligible for inclusion in the Trust is narrowed based on a multi-factor quantitative model." However, the rest of the paragraph does not state what securities are eliminated from inclusion in the Trust. Please clarify

6. In the fifth paragraph you state that "Nuveen Asset Management then assembles a list of recommendations by incorporating portfolio constraints, and by systematically utilizing a number of different risk/return frameworks to limit perceived risks." Please disclose that any effort to manage risk does not imply low risk or no risk. In addition, please provide a plain English explanation of "portfolio constraints" and "systematically utilizing a number of different risk/return frameworks."

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6751.

Sincerely,

/s/ Alison White

Alison White